Commission File Number 001-31914

EXHIBIT 99.1

ANNOUNCEMENT

PROPOSED CHANGE OF AUDITORS

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to Rule 13.51(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Ernst & Young Hua Ming LLP and Ernst & Young have consecutively served as the auditors of the Company for eight years since 2013. Pursuant to the relevant requirements of the Administrative Measures for the Appointment of Accounting Firms by State-owned Financial Enterprises (《國有金融企業選聘會計師事務所管理辦法》) (Caijin [2020] No.6) issued by the Ministry of Finance of the People’s Republic of China, the tenure of service of an accounting firm engaged by a financial enterprise shall not exceed 8 years. As such, Ernst & Young Hua Ming LLP and Ernst & Young will retire as the auditors of the Company upon conclusion of the forthcoming annual general meeting of the Company for the year 2020 (the “AGM”).

On the recommendation of the audit committee of the Company, the board of directors of the Company (the “Board”) proposed to appoint PricewaterhouseCoopers Zhong Tian LLP as the PRC auditor and the auditor for the Form 20-F of the Company to be filed with U.S. Securities and Exchange Commission for the year 2021, and PricewaterhouseCoopers as the Hong Kong auditor of the Company for the year 2021, who will hold office until the conclusion of the annual general meeting for the year 2021.

Ernst & Young Hua Ming LLP and Ernst & Young have confirmed that there are no matters relating to their retirement that need to be brought to the attention of the shareholders of the Company. The Board has also confirmed that the Company has no disagreement or unresolved matters with Ernst & Young Hua Ming LLP and Ernst & Young, and is not aware of any matters that need to be brought to the attention of the shareholders of the Company.

The Board would like to express its gratitude to Ernst & Young Hua Ming LLP and Ernst & Young for their professional services provided to the Company in the past years.

The appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers is subject to the approval by the shareholders of the Company at the AGM. A circular containing, among others, details of the proposed change of auditors, together with a supplemental notice of the AGM, will be dispatched to the shareholders of the Company as soon as practicable.

Commission File Number 001-31914

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 28 April 2021

As at the date of this announcement, the Board of Directors comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang

Non-executive Directors:	Yuan Changqing, Wang Junhui

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie